GulfMark Offshore, Inc. to Present at the
Pritchard Capital Partners, LLC Energy Conference

     January 4, 2005 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) announced today that it will present at the Pritchard Capital Partners, LLC "Energize 2005: New Year, New Paradigms" Conference in San Francisco on Friday, January 7 as part of a transportation symposium beginning at 10:30 a.m. Pacific time.

     The presentation will be available on GulfMark's web site at: www.gulfmark.com.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-two (52) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and India.

Contact:             Edward A. Guthrie, Executive Vice President
                             (713) 963-9522